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                                                                      EXHIBIT 12


                              ROHM AND HAAS COMPANY
                                AND SUBSIDIARIES


                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                              (millions of dollars)


                              Nine Months
                                 Ended
                              September 30,             Year Ended December 31,
                                              ---------------------------------------------
                                   1998        1997     1996      1995      1994      1993
                              -------------------------------------------------------------
Earnings before income            $ 575       $ 611    $ 530     $ 441     $ 407     $ 194
      taxes
Fixed charges                        50          71       75        84        82        79

Capitalized interest                  4           3       (1)       (5)       (2)       (7)
      adjustment

Undistributed earnings               (1)        (11)      12        (3)       (2)        6
      adjustment
                              -------------------------------------------------------------
            Earnings              $ 628       $ 674    $ 616     $ 517     $ 485     $ 272
                              -------------------------------------------------------------
Ratio of earnings to fixed         12.6         9.5      8.2       6.2       5.9       3.4
      charges

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Note: Earnings consist of earnings before income taxes and fixed charges after eliminating undistributed earnings (losses) of affiliates and capitalized interest net of amortization of previously capitalized interest. Fixed charges consist of interest expense, including capitalized interest, and amortization of debt discount and expense on all indebtedness, plus one-third of rent expense deemed to represent an interest factor.